                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-38611


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 30, 1997)

                                2,000,000 SHARES

(JDN LOGO)                   JDN REALTY CORPORATION

             9 3/8% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)
                      ------------------------------------
    The shares of 9 3/8% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), are being offered by JDN Realty Corporation ("JDN" or the "Company"), a Maryland corporation that has elected to be taxed for federal income tax purposes as a real estate investment trust (a "REIT"). Dividends on the Series A Preferred Stock are cumulative from the date of original issue and are payable quarterly, on or about the last day of March, June, September and December of each year commencing on September 30, 1998, at the rate of 9 3/8% of the $25.00 liquidation preference per annum (equivalent to a fixed annual dividend of $2.3438 per share). See "Description of Series A Preferred Stock -- Dividends."

    The Series A Preferred Stock is not redeemable prior to September 15, 2003. On and after September 15, 2003, the Series A Preferred Stock may be redeemed for cash at the option of JDN, in whole or from time to time in part, at a redemption price of $25.00 per share, plus accumulated, accrued and unpaid dividends, if any, to the redemption date solely with the proceeds from certain sales of equity securities of the Company and from no other source. The Series A Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into or exchangeable for any other securities of JDN. The Series A Preferred Stock will rank senior to JDN's Common Stock, par value $.01 per share (the "Common Stock"), with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of JDN. The Series A Preferred Stock is subject to certain restrictions on ownership and transfer designed to assist in maintaining JDN's qualification as a REIT for federal income tax purposes. See "Description of Series A Preferred Stock."

    Application will be made to list the Series A Preferred Stock on the New York Stock Exchange (the "NYSE") under the symbol "JDNPrA." If approved for listing, trading of the Series A Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Series A Preferred Stock. While the Underwriters (as defined herein) have advised JDN that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE, they are under no obligation to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the Series A Preferred Stock will exist prior to commencement of trading on the NYSE or at any other time. See "Underwriting."

     SEE "RISK FACTORS" IN THE COMPANY'S CURRENT REPORT ON FORM 8-K, DATED JANUARY 26, 1998, INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS, FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SERIES A PREFERRED STOCK.
                      ------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                              UNDERWRITING
                                                            PRICE TO          DISCOUNTS AND         PROCEEDS TO
                                                            PUBLIC(1)        COMMISSIONS(2)         COMPANY(3)
-------------------------------------------------------------------------------------------------------------------
Per Share.............................................       $25.00              $.7875              $24.2125
-------------------------------------------------------------------------------------------------------------------
Total(4)..............................................     $50,000,000         $1,575,000           $48,425,000
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Plus accrued dividends, if any, from the date of original issue.
(2) JDN has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting estimated expenses of $200,000 payable by JDN.
(4) JDN has granted the Underwriters an option to purchase up to an additional 300,000 shares of Series A Preferred Stock to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $57,500,000, $1,811,250, and $55,688,750, respectively. See "Underwriting."
                      ------------------------------------
    The shares of Series A Preferred Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Series A Preferred Stock will be made on or about September 17, 1998.
A.G. EDWARDS & SONS, INC.
                J.C. BRADFORD & CO.

                                INTERSTATE/JOHNSON LANE
                                        CORPORATION
                                             STIFEL, NICOLAUS & COMPANY
                                                        INCORPORATED

         The date of this Prospectus Supplement is September 10, 1998.

                           FORWARD-LOOKING STATEMENTS

     The Company has included herein certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used, statements which are not historical in nature including the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions are intended to identify forward-looking statements. Such statements are, by their nature, subject to certain risks and uncertainties. Among the factors that could cause actual results to differ materially from those projected are the following: business conditions and the general economy, especially as they affect interest rates and value-oriented retailers; the federal, state and local regulatory environment; availability of debt and equity capital with favorable terms and conditions; availability of new development and acquisition opportunities; changes in the financial condition or corporate strategy of the Company's primary retail tenants and in particular Wal-Mart and Lowe's; ability to complete and lease existing development and redevelopment projects on schedule and within budget; and inability of the Company to maintain its qualification as a REIT. Other risks, uncertainties and factors that could cause actual results to differ materially than those projected are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 8-K, 10-Q and 10-K.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF THE SERIES A PREFERRED STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, the accompanying Prospectus. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, as used herein the terms "Company" or "JDN" include JDN Realty Corporation, its predecessor, JDN Development Company, Inc., subsidiaries of JDN Realty Corporation and JDN Development Company, Inc., and joint ventures (including limited liability companies) in which JDN Realty Corporation, JDN Development Company, Inc. or their subsidiaries own an interest.

                                  THE COMPANY

     The Company, which began operations in 1978, is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of July 31, 1998, the Company owned and operated 83 properties containing approximately 10.5 million square feet of gross leasable area ("Company GLA") located in 13 states. The principal tenants of the Company's properties include Wal-Mart, Lowe's and Kroger. The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes.

     The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company and its founders have developed or jointly developed 143 shopping center projects, 96 of which were built on assignment from Wal-Mart, and have developed, sold or leased more than 150 outparcels.

     The Company's business objective is to increase its funds from operations per share by (i) development of new shopping centers anchored by strong retailers, (ii) redevelopment and expansion of its existing properties, (iii) effective leasing and management of its properties and ground leasing of adjacent outparcels and (iv) acquisition of existing shopping centers. The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise.

     The eight members of the Company's senior management team average approximately 11 years with the Company and each has significant experience in the real estate industry. As of July 31, 1998, the executive officers and directors of the Company as a group beneficially owned approximately 9.1% of the outstanding Common Stock of the Company.

     JDN Realty Corporation was incorporated under the laws of the State of Maryland in December 1993. The Company's executive offices are located at 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305 and its telephone number is (404) 262-3252.

     Relationships with Shopping Center Retailers. Management believes that the Company's relationships with national, regional and local shopping center retailers provide it with a competitive advantage relative to other shopping center developers. The Company's relationships include prominent retailers such as Wal-Mart, Lowe's, Kroger, TJ Maxx, Food Lion, Kmart, Kohl's, Target and Home Depot. The Company continuously works to improve existing relationships and to develop new relationships with value-oriented retailers that enjoy a leading position in their respective market segments. The Company intends to continue to leverage these relationships in developing value-oriented shopping centers on an assignment basis. Management believes that these relationships are the product of the Company's historical track record of delivering development projects on an assignment basis that are generally on time and on budget.

     Management believes that the Company's relationships with a select group of value-oriented retailers provide the Company with a superior selection of potential anchor tenants for its shopping centers. Management believes that the selection of the initial tenants for a shopping center project is among the most important factors in determining the initial success and long-term viability of a project.

     The following table sets forth, as of July 31, 1998, certain information with respect to tenants that individually account for more than 2% of the Company's Annualized Base Rent (as hereinafter defined):

                                                                        PERCENTAGE OF
                             NUMBER OF     ADDITIONAL    COMPANY GLA     ANNUALIZED     PERCENTAGE OF
TENANT                     STORES LEASED   STORES(1)    (SQUARE FEET)     BASE RENT      COMPANY GLA
------                     -------------   ----------   -------------   -------------   -------------
Wal-Mart.................       21             11         2,371,542         16.3%           22.5%
Lowe's...................       11              2         1,239,416         12.4            11.8
Kroger...................        9              2           502,090          4.9             4.8
TJ Maxx..................        9             --           403,116          3.4             3.8
Food Lion................       10             --           288,618          2.6             2.7
Bruno's(2)...............        5              1           269,434          2.3             2.6
Kmart....................        4             --           389,564          2.3             3.7
Kohl's...................        4             --           328,092          2.2             3.1
                                --             --         ---------         ----            ----
          Total..........       73             16         5,791,872         46.4%           55.0%
                                ==             ==         =========         ====            ====

---------------

(1) Represents additional retail stores that are not owned by the Company but are part of or adjacent to the Company's shopping center properties.
(2) As of August 24, 1998, Bruno's represented 0.34% of the Company's Annualized Base Rent. See "Recent Developments -- Tenant Developments."

     As of July 31, 1998, 46.6% of the Company's Annualized Base Rent (as hereinafter defined) was derived from tenants whose long-term senior unsecured debt securities are rated investment grade, which for these purposes are deemed to be "senior unsecured debt" rated BBB- or better by Standard and Poor's Corporation or "long-term bonds" rated Baa3 or better by Moody's Investors Service. Security ratings are subject to revision or withdrawal at any time by the assigning rating organization.

     Wal-Mart is the Company's largest tenant in terms of both Annualized Base Rent and Company GLA, representing approximately 16.3% of the Company's Annualized Base Rent and approximately 22.5% of Company GLA at July 31, 1998. Of the 21 stores that Wal-Mart leased from the Company as of July 31, 1998, 20 contained Company GLA over 60,000 square feet and seven were less than five years old.

     Lowe's is the Company's second largest tenant in terms of both Annualized Base Rent and Company GLA, representing approximately 12.4% of the Company's Annualized Base Rent and approximately 11.8% of Company GLA at July 31, 1998. Of the 11 stores which Lowe's leased from the Company as of July 31, 1998, ten contained Company GLA over 70,000 square feet and eight were less than five years old.

     The following table sets forth, as of July 31, 1998, certain information with respect to the type of tenant space leased by the Company.

                                                                                                ANNUALIZED
                                                                               PERCENTAGE OF   BASE RENT PER
                                 COMPANY GLA    PERCENTAGE OF    ANNUALIZED     ANNUALIZED     LEASED SQUARE
TYPE OF TENANT SPACE            (SQUARE FEET)    COMPANY GLA    BASE RENT(1)     BASE RENT         FOOT
--------------------            -------------   -------------   ------------   -------------   -------------
Anchor........................    8,104,498          76.8%      $50,992,721         68.6%         $ 6.29
Non-Anchor....................    2,146,551          20.4        23,340,711         31.4           10.87
Unleased......................      294,750           2.8                --           --              --
                                 ----------         -----       -----------        -----
          Total or Weighted
            Average...........   10,545,799         100.0%      $74,333,432        100.0%         $ 7.25
                                =============   =============   ============   =============
National......................    7,318,540          69.4%      $48,363,005         65.1%         $ 6.61
Regional......................    1,940,993          18.4        15,062,325         20.2            7.76
Local.........................      991,516           9.4        10,908,102         14.7           11.00
Unleased......................      294,750           2.8                --           --              --
                                 ----------         -----       -----------        -----
          Total or Weighted
            Average...........   10,545,799         100.0%      $74,333,432        100.0%         $ 7.25
                                =============   =============   ============   =============

---------------

(1) "Annualized Base Rent" represents the monthly base rent in effect as of July 31, 1998 (as set forth in executed leases) multiplied by 12, excluding tenant recoveries for common area maintenance, property taxes, insurance and percentage rent.

     The following table sets forth information on lease expirations as of June 30, 1998:

                                                                          PERCENT OF       PERCENT OF
                                       COMPANY                            COMPANY GLA   ANNUALIZED BASE
                       NUMBER OF      GLA UNDER       ANNUALIZED BASE     REPRESENTED   RENT REPRESENTED
        LEASE           LEASES     EXPIRING LEASES       RENT UNDER       BY EXPIRING     BY EXPIRING
   EXPIRATION YEAR     EXPIRING     (SQUARE FEET)    EXPIRING LEASES(1)     LEASES           LEASES
   ---------------     ---------   ---------------   ------------------   -----------   ----------------
        1998              117           285,176         $ 2,446,222            2.8%            3.2%
        1999              164           397,817           4,168,452            3.9             5.5
        2000              196           540,936           5,463,480            5.3             7.2
        2001              137           453,697           4,077,684            4.5             5.4
        2002               92           535,281           3,862,224            5.3             5.1
        2003               59           313,536           2,756,630            3.1             3.6
        2004               15           477,762           2,941,811            4.7             3.9
        2005               16           224,833           1,635,015            2.2             2.1
        2006               26           369,586           2,754,919            3.6             3.6
        2007               14           298,975           2,186,289            2.9             2.9
        2008               14           327,635           2,117,137            3.2             2.8
        2009               14           600,005           3,260,372            5.9             4.3
        2010               17           553,084           2,832,788            5.4             3.7
        2011               13           461,529           3,235,275            4.5             4.3
        2012               18           585,195           5,124,791            5.7             6.7
        2013               10           410,932           3,049,291            4.0             4.0
        2014                4           184,451           1,257,136            1.8             1.7
        2015                7           646,599           4,214,774            6.4             5.5
        2016               10           634,353           4,744,180            6.2             6.2
        2017               12         1,235,555           8,600,906           12.1            11.3
        2018                3           377,805           3,193,932            3.7             4.2
        2019                1            86,584             708,257            0.9             0.9
        2020                1           126,249             918,128            1.2             1.2
     Thereafter             3            74,052             515,980            0.7             0.7
                          ---        ----------         -----------          -----           -----
        Total             963        10,201,627         $76,065,673          100.0%          100.0%
                          ===        ==========         ===========          =====           =====

---------------

(1) Represents rates in effect at the time of lease expiration.

     Consistent Operating Performance. Management believes that the successful implementation of the Company's operating strategy accounts for the Company's consistent operating performance. The Company's relationships with shopping center retailers, reputation for timely delivery of development projects, financial strength, access to capital and experienced professionals are important factors in achieving the Company's goals of increasing shareholder value and realizing growth of funds from operations per share. Management believes that the following indicators of the Company's operating performance demonstrate the success of its operating strategy:

     - The Company's operating portfolio of shopping center properties was 97.2%, 97.1% and 98.2% leased as of June 30, 1998, December 31, 1997 and
       December 31, 1996, respectively.

     - On a same property basis, Annualized Base Rent per leased square foot increased to $6.92 as of June 30, 1998, from $6.85 as of June 30, 1997.

     - Minimum and percentage rents have increased from $15.8 million for the six months ended June 30, 1996 to $19.2 million for the six months ended June 30, 1997 to $32.3 million for the six months ended June 30, 1998, increases of 22.0% and 67.9%, respectively.

     - Diluted funds from operations per share increased 13.9% from the six months ended June 30, 1997 to the six months ended June 30, 1998.

      The Company believes that funds from operations ("FFO") is helpful to investors as a measure of the performance of an equity REIT because, along with cash provided by operating activities, investing activities and financing activities, it provides investors with an indication of the ability of the Company to make capital expenditures and to fund other cash needs. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. to mean net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash provided by operating activities, as defined by GAAP, should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of operating performance and is not indicative of cash available to fund all cash flow needs, including the Company's ability to make cash distributions.

     Disciplined Approach to Development. The Company's primary growth strategy is to develop, on assignment, shopping centers anchored by value-oriented retailers. Since 1978, the Company and its founders have developed or jointly developed 143 shopping center projects, of which 96 have been built on assignment from Wal-Mart. The Company's primary development relationships continue to be with Wal-Mart and Lowe's, with additional significant relationships with Kroger, Target and Home Depot.

     The Company's assignment-based development strategy is designed to reduce the risks associated with development by ensuring that a significant shopping center retailer is committed before the Company spends substantial time or money on a project. Typically, the Company has signed leases or has commitments from shopping center retailers for 80% to 90% of the planned Total GLA prior to the purchase of land and the commencement of construction.

     After obtaining an assignment from a significant retailer in a particular market, the Company:

     - Performs preliminary demographic, traffic and economic studies that indicate particular locations, and estimates preliminary costs associated with those potential sites;

     - Contacts other major shopping center retailers that the Company believes would be interested in the same market to seek a development assignment;

     - Obtains an option on the proposed site;

     - Estimates costs by evaluating soil, water, sewer, environmental and traffic factors, as well as any other costs associated with the particular site;

     - Develops a site plan, taking into account the physical constraints of the property and the physical requirements of the shopping center retailers, that can be translated into economic terms to set rental rates for anchor tenants;

     - Reviews the local rental market to determine demand for and pricing of local tenant space;

     - Contacts potential outparcel users for the site to determine demand for and pricing of outparcels;

     - Performs financial analyses to confirm that the development meets internal return-on-cost criteria; and

     - After the Company obtains a signed lease or a commitment from a significant shopping center retailer, the Company purchases the land and oversees construction of the shopping center.

     By adhering to a disciplined development philosophy that mitigates development risks, the Company has generally been able to deliver projects on a timely basis that meet budgeted returns.

     The Company has historically concentrated its development activities in the Southeast as a result of attractive shopping center development opportunities with its major anchor tenants in this region. The Company continues to actively pursue development opportunities within the Southeast based on assignments from major retailers. The Company is also pursuing development opportunities outside the Southeast as the result of (i) increased tenant interest in developments in these areas and (ii) opportunities in these new areas with local developers in the form of strategic alliance relationships. These strategic alliance relationships evolve through relationships the Company has developed with local developers who in turn have development opportunities in their local markets. The Company typically owns these projects and compensates the strategic alliance partners on a fee basis.

     Capital Structure. Management intends to finance the Company's future growth through the maintenance of a flexible capital structure that management believes will allow the Company to take advantage of development and acquisition opportunities while providing access to the public debt and equity capital markets on favorable terms. The Company intends to maintain a strong financial position by: (i) maintaining a low level of leverage (i.e., a ratio of debt-to-total-market-capitalization of 50% or less); (ii) maintaining a large pool of unencumbered properties; (iii) managing its exposure to variable interest rates; and (iv) continuing to decrease its distribution payout ratio (i.e., distributions paid in respect of a year as a percentage of FFO for such year).

     Operating Portfolio. The following table sets forth certain information about the Company's operating portfolio of shopping center properties as of June 30, 1998:

                                                                                          PERCENTAGE
                                               COMPANY     PERCENTAGE                         OF
                                    NUMBER       GLA           OF                         ANNUALIZED
                                      OF       (SQUARE      COMPANY     ANNUALIZED BASE      BASE      PERCENT
             LOCATION               CENTERS     FEET)         GLA            RENT            RENT      LEASED
             --------               -------   ----------   ----------   ---------------   ----------   -------
Alabama...........................     3         514,522       4.9%       $ 2,944,277         4.0%       99.2%
Florida...........................     5         347,294       3.3          2,311,261         3.1        94.5
Georgia...........................    32       4,091,995      39.0         30,725,759        41.6        98.1
Kansas............................     1         125,657       1.2            252,420         0.3        52.4
Kentucky..........................     1         158,042       1.5          1,013,197         1.4       100.0
Mississippi.......................     2         137,980       1.3          1,247,167         1.7        97.8
North Carolina....................     9       1,620,358      15.4         12,854,889        17.4        97.9
Ohio..............................     2         339,317       3.2          2,139,152         2.9       100.0
Pennsylvania......................     1         142,514       1.4          1,102,253         1.5        94.6
South Carolina....................     4         389,090       3.7          2,707,274         3.7        99.5
Tennessee.........................    11         887,494       8.5          6,558,237         8.9        98.2
Virginia..........................     5         651,185       6.2          4,460,490         6.0        88.7
Wisconsin.........................     5       1,095,189      10.4          5,539,774         7.5        99.8
                                      --      ----------     -----        -----------       -----
          Total or Weighted
            Average...............    81      10,500,637     100.0%       $73,856,150       100.0%       97.2%
                                      ==      ==========     =====        ===========       =====

     The following table sets forth an analysis of the Company's leased and unleased space by the categories listed as of June 30, 1998:

                                                                                          FUTURE
                                COMPANY         LEASED         UNLEASED                   LEASED        FUTURE
                                  GLA           GLA(1)            GLA        LEASED       GLA(2)        PERCENT
         CATEGORY            (SQUARE FEET)   (SQUARE FEET)   (SQUARE FEET)   PERCENT   (SQUARE FEET)   LEASED(3)
         --------            -------------   -------------   -------------   -------   -------------   ---------
Core Portfolio(4)..........    5,940,817       5,846,779         94,038        98.4%       4,229        98.5%
Acquisitions(5)............    2,256,248       2,152,677        103,571        95.4        1,800         95.5
Development(6).............    1,875,724       1,850,723         25,001        98.7        8,201         99.1
Redevelopment(7)...........      427,848         351,488         76,360        82.2        4,200         83.1
                              ----------      ----------        -------                   ------
          Total or Weighted
            Average........   10,500,637      10,201,667        298,970        97.2%      18,430        97.3%
                              ==========      ==========        =======                   ======

---------------

(1) Leased GLA includes space for which the Company has an executed lease and the tenant is open and/or paying rent.
(2) Future Leased GLA includes space for which the Company has an executed lease with a rental commencement date subsequent to June 30, 1998.
(3) Represents the sum of Leased GLA and Future Leased GLA divided by Company
    GLA.
(4) Represents shopping centers which were owned by the Company as of both June 30, 1997 and June 30, 1998, excluding shopping centers classified as "Redevelopment."
(5) Represents shopping centers which were acquired in the period from July 1, 1997 through June 30, 1998, excluding those classified as "Redevelopment."
(6) Represents shopping centers or portions of shopping centers which became operational in the period from July 1, 1997 through June 30, 1998.
(7) Represents shopping centers undergoing redevelopment activities as of June 30, 1998.

                              RECENT DEVELOPMENTS

     Unsecured Line of Credit. On September 2, 1998, the Company executed a new unsecured line of credit (the "New Line of Credit") which replaced its existing $150.0 million unsecured line of credit (the "Unsecured Line of Credit"). The New Line of Credit differs from the Unsecured Line of Credit as follows: (1) increased maximum borrowings allowed to $174,750,000 (expandable to $200,000,000); (2) extended the maturity date by one year from May 22, 2000 to May 22, 2001; and (3) reduced the borrowing rate from LIBOR plus 1.25% to LIBOR plus 1.00%.

     Development. During the second quarter 1998, the Company began construction on seven shopping centers bringing the total projects under construction to 41. These 41 projects are expected to contain 4.1 million square feet which will be owned by the Company and are expected to represent an investment of $371.0 million.

     Asset Management. The following information represents results of the Company's leasing and management activities for the quarter ended June 30, 1998:

     - On a same property basis, Annualized Base Rent per leased square foot increased to $6.92 as of June 30, 1998, from $6.85 as of June 30, 1997.
     - New leases were signed for 32,361 square feet at an average rental rate of $12.94 per square foot.
     - 96 tenants incurred contractual rental increases averaging 3.5%.
     - At the end of the quarter, the Company's portfolio was 97.2% leased.

     Based upon a review of shopping centers in its operating portfolio, the Company has solicited and received offers to sell two of its shopping centers to third-party purchasers. One of these shopping centers is a Wal-Mart and Lowe's anchored shopping center in Cartersville, Georgia containing 375,828 square feet of Company GLA. The other shopping center is a Wal-Mart anchored shopping center in Cordele, Georgia containing 176,054 square feet of Company GLA. The Company anticipates closing the sales of these two shopping centers in the fourth quarter of 1998. As of the date hereof, the Company has not entered into definitive sale agreements for these two centers, and there can be no assurance, even if definitive agreements are entered into, as to whether or when these sales will be consummated. If these sales are consummated, the Company anticipates that it will use the proceeds to fund ongoing development and redevelopment activities.

     Operating Results. For the three months ended June 30, 1998, diluted FFO per share increased 14.2% as compared with the three months ended June 30, 1997. For the three months ended June 30, 1998 basic FFO per share increased 14.6% as compared with the three months ended June 30, 1997. FFO increased 52.5% to $14.1 million for the three months ended June 30, 1998, compared with FFO of $9.2 million for the three months ended June 30, 1997. Net income increased 59.0% to $10.1 million, or $0.32 per share on a diluted basis for the three months ended June 30, 1998, compared with net income of $6.3 million, or $0.27 per share for the three months ended June 30, 1997. Total revenues increased 76.0% to $19.2 million for the three months ended June 30, 1998, compared with total revenues of $10.9 million for the three months ended June 30, 1997.

     For the six months ended June 30, 1998, diluted FFO per share increased 13.9% as compared with the six months ended June 30, 1997. For the six months ended June 30, 1998, basic FFO per share increased 14.3% as compared with the six months ended June 30, 1997. FFO increased 56.5% to $26.8 million compared with FFO for the six months ended June 30, 1997 of $17.1 million. Net income increased 62.0% to $19.2 million, or $0.63 per share on a diluted basis for the six months ended June 30, 1998, compared with net income of $11.8 million, or $0.53 per share for the six months ended June 30, 1997. Total revenues increased 71.1% to $36.3 million for the six months ended June 30, 1998, compared with total revenues of $21.2 million for the six months ended June 30, 1997.

     Tenant Developments. On February 2, 1998, Bruno's Inc. ("Bruno's") filed for Chapter 11 bankruptcy protection in federal bankruptcy court in Delaware. At that time, Bruno's was a tenant in seven of the Company's shopping centers and owned space that is part of an eighth shopping center owned by the Company. On March 9, 1998, leases on two of the Company's Bruno's stores were assumed by Ingles Markets, Incorporated. On August 24, 1998, Albertson's Inc. assumed leases on four of the Company's other Bruno's stores. As of July 31, 1998, adjusted for the Albertson's lease assumptions, Bruno's represented 0.34% of the Company's Annualized Base Rent.

                                  THE OFFERING

Securities Offered.........  2,000,000 shares of Series A Preferred Stock
                             (2,300,000 shares if the Underwriters'
                             over-allotment option is exercised in full) (the "Offering").

Dividends..................  Dividends on the Series A Preferred Stock are
                             cumulative from the date of original issue and are payable quarterly on or about the last day of March, June, September and December of each year, when and as declared, commencing September 30, 1998, at the rate of 9 3/8% of the $25.00 liquidation preference per annum (equivalent to a fixed annual dividend of $2.3438 per share). The initial dividend payable on the Series A Preferred Stock will be $.0846 per share. Dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not such dividends are declared and whether or not there are funds legally available for the payment of such dividends.

Liquidation Preference.....  $25.00 per share of Series A Preferred Stock, plus an amount equal to accumulated, accrued and unpaid dividends.

Redemption.................  The Series A Preferred Stock is not redeemable prior to September 15, 2003. On and after September 15, 2003, the Series A Preferred Stock will be redeemable for cash at the option of JDN, in whole or from time to time in part, at a redemption price of $25.00 per share, plus accumulated, accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series A Preferred Stock (other than any portion thereof consisting of accumulated, accrued and unpaid dividends) shall be payable solely with the proceeds from the sale by JDN of other capital shares (which term includes common stock, preferred stock and other ownership interests) of JDN (whether or not such sale occurs concurrently with such redemption) and from no other source.

Ranking....................  The Series A Preferred Stock will rank senior to any shares of the Common Stock, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up.

Voting Rights..............  Holders of Series A Preferred Stock will generally have no voting rights. However, whenever dividends on the shares of Series A Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of such shares (voting together as a single class with all other shares of any class or series of stock ranking on a parity with the Series A Preferred Stock which are entitled to similar voting rights) will be entitled to vote for the election of two additional directors of JDN until all dividends in arrears on outstanding shares of Series A Preferred Stock have been paid or declared and set apart for payment. In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of Series A Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock and shares of any class or series of stock ranking on a parity with the Series A Preferred Stock which are entitled to similar voting rights, voting as a single class.

Ownership Limit............  Ownership of shares of Series A Preferred Stock by any person is limited such that the aggregate value of all Preferred Stock (as defined herein) owned, directly or indirectly, by such person, does not, subject to certain exceptions, exceed 8.0% either in number of shares or value of the outstanding shares of the Preferred Stock (as defined herein).

Listing....................  Application will be made to list the Series A
                             Preferred Stock on the NYSE under the symbol
                             "JDNPrA." If approved for listing, trading of the Series A Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Series A Preferred Stock. While the Underwriters have advised JDN that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE, they are under no obligation to do so and may discontinue market making at any time without notice.

Conversion.................  The Series A Preferred Stock is not convertible into or exchangeable for any other securities or property of JDN.

Maturity...................  The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Use of Proceeds............  JDN intends to use the net proceeds from the sale of the Series A Preferred Stock (estimated to be $48.2 million ($55.5 million if the Underwriters' over-allotment option is exercised in full)) to reduce the outstanding balance under the New Line of Credit.

     For additional information regarding the terms of the Series A Preferred Stock, see "Description of Series A Preferred Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of the Series A Preferred Stock offered hereby, after deducting the underwriting discount and estimated expenses of the Offering, are estimated to be approximately $48.2 million ($55.5 million if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use all of the net proceeds from the Offering to reduce the outstanding balance under the New Line of Credit. Borrowings outstanding under the New Line of Credit were approximately $139.5 million at September 2, 1998. The New Line of Credit bears interest at LIBOR plus 1.00% (6.625% at September 2, 1998) and matures in May 2001.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

     The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the JDN Charter and the Articles Supplementary to the JDN Charter establishing the Series A Preferred Stock (the "Articles Supplementary"), each of which is available from the Company. This description of the particular terms of the Series A Preferred Stock supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of JDN's Preferred Stock, par value $.01 per share ("Preferred Stock"), set forth in the accompanying Prospectus.

GENERAL

     Under the Charter, JDN is authorized to issue up to 170,000,000 shares of its capital stock, including Common Stock and Preferred Stock. See "Description of Capital Stock" set forth in the accompanying Prospectus. JDN is authorized to issue shares of Preferred Stock in one or more series or subseries, with such designations, preferences, conversion and other rights, voting powers, restriction, limitations as to dividends, qualifications and terms and conditions of redemption, in each case, if any, as are permitted by Maryland law and as the JDN Board of Directors may determine by resolution. See "Description of Preferred Stock" in the accompanying Prospectus. The Series A Preferred Stock will be a class of JDN's Preferred Stock. There are currently no other classes or series of outstanding Preferred Stock. The Series A Preferred Stock will not be convertible into or exchangeable for any other securities of JDN.

RANKING

     The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of JDN, rank (a) prior or senior to the common stock of JDN and any other class or series of capital stock of JDN if the holders of Series A Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series ("Series A Junior Stock"), (b) on a parity with any other class or series of capital stock of JDN if the holders of such class or series of stock and the Series A Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other ("Series A Parity Stock") and (c) junior to any class or series of capital stock of JDN if the holders of such class or series are entitled to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series A Preferred Stock ("Series A Senior Stock"). The Company currently has no equity securities outstanding on a parity with or senior to the Series A Preferred Stock.

DIVIDENDS

     Holders of Series A Preferred Stock shall be entitled to receive, when and as declared by the JDN Board of Directors, out of funds of JDN legally available for payment thereof, cash dividends at the rate of $2.3438 per annum per share. Such dividends shall be cumulative from the date of original issue, whether or not in any dividend period or periods such dividends shall be declared or there shall be funds of JDN legally available for the payment of such dividends, and shall be payable quarterly on or about the last day of March, June, September and December of each year (or, if not a business day, the next succeeding business day) (each a "Dividend Payment Date"), commencing September 30, 1998. Any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. The initial dividend payable on the Series A Preferred Stock will be for less than a full quarter and will be $.0846 per share. Dividends will be payable in arrears to holders of record as they appear on the stock records of JDN at the close of business on the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Company's Board of Directors for the payment of dividends that is not more than 45 nor less than 10 days prior to such Dividend Payment Date. Holders of Series A Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Series A Preferred Stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the total dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of capital stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to holders of Series A Preferred Stock shall be in the same proportion that Total Dividends paid or made available to the holders of Series A Preferred Stock for the year bears to the Total Dividends. If, for any taxable year, the Company elects, as provided in Section 857(b)(3)(D) of the Code, to designate as "undistributed capital gains" any portion of the Company's total net capital gains for the taxable year, then such undistributed capital gains shall be allocated between the holders of the Series A Preferred Stock and the holders of other classes or series of capital stock of the Company in a manner that is consistent with such allocations being considered other than a "preferential dividend" within the meaning of Section 562(c) of the Code.

     When dividends are not paid in full upon the Series A Preferred Stock or any other class or series of Series A Parity Stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series A Preferred Stock and any shares of Series A Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series A Preferred Stock and accumulated, accrued and unpaid on such Series A Parity Stock. Except as set forth in the preceding sentence, unless dividends on the Series A Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment for all past dividend periods, no dividends shall be declared or paid or set apart for payment by JDN and no other distribution of cash or other property may be declared or made, directly or indirectly, by JDN with respect to any shares of Series A Parity Stock. Unless dividends equal to the full amount of all accumulated, accrued and unpaid dividends on the Series A Preferred Stock have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in shares of Series A Junior Stock or options, warrants or rights to subscribe for or purchase shares of Series A Junior Stock) may be declared or paid or set apart for payment by JDN and no other distribution of cash or other property may be declared or made, directly or indirectly, by JDN with respect to any shares of Series A Junior Stock, nor shall any shares of Series A Junior Stock be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common Stock made for purposes of an employee incentive, benefit or stock purchase plan of JDN or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly, by JDN (except by conversion into or exchange for shares of Series A Junior Stock, or options, warrants or rights to subscribe for or purchase shares of Series A Junior Stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of Series A Junior Stock. Notwithstanding the foregoing provisions of this paragraph, JDN shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of Series A Parity Stock or Series A Junior Stock or (ii) redeeming, purchasing or otherwise acquiring any Series A Parity Stock or Series A Junior Stock, in each case, if such declaration, payment, purchase or other acquisition is made pursuant to certain provisions of the JDN charter which are designed to assist in maintaining JDN's qualification as a REIT. See "Description of Capital Stock -- Restrictions on Ownership" in the accompanying Prospectus.

     No dividends on the Series A Preferred Stock shall be authorized by the Board of Directors of the Company or be paid or set apart for payment by the Company at such time as any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above.

     Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of JDN, before any payment or distribution by JDN shall be made to or set apart for the holders of any shares of Series A Junior Stock, the holders of shares of Series A Preferred Stock shall be entitled to receive a liquidation preference of $25.00 per share (the "Series A Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series A Preferred Stock have been paid the Series A Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Series A Junior Stock upon the liquidation, dissolution or winding up of JDN. If upon any liquidation, dissolution or winding up of JDN, the assets of JDN, or proceeds thereof, distributable among the holders of Series A Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Series A

Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A Preferred Stock and any such other Series A Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series A Preferred Stock and any such other Series A Parity Stock if all amounts payable thereon were paid in full. The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the assets of the Company or a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

     Upon any liquidation, dissolution or winding up of JDN, after payment shall have been made in full to the holders of Series A Preferred Stock and any Series A Parity Stock, any other series or class or classes of Series A Junior Stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Preferred Stock and any Series A Parity Stock shall not be entitled to share therein.

REDEMPTION

     Shares of Series A Preferred Stock shall not be redeemable by JDN prior to September 15, 2003. On and after September 15, 2003, JDN may, at its option, redeem shares of Series A Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to $25.00 per share of Series A Preferred Stock plus all accumulated, accrued and unpaid dividends to the date fixed for redemption (the "Redemption Date"); provided, however, that in the event of a redemption of any shares of Series A Preferred Stock, if the Redemption Date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares. The Redemption Date shall be selected by JDN and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by JDN. If full cumulative dividends on all outstanding shares of Series A Preferred Stock have not been paid or declared and set apart for payment, (i) no shares of Series A Preferred Stock may be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and (ii) neither JDN nor any of its affiliates may purchase or acquire shares of Series A Preferred Stock other than pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Stock. The redemption price for the Series A Preferred Stock (other than any portion thereof consisting of accumulated, accrued and unpaid dividends) shall be payable solely with the proceeds from the sale by JDN of other capital shares of JDN (whether or not such sale occurs concurrently with such redemption) and from no other source. For purposes of the preceding sentence, "capital shares" means any common stock, preferred stock, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into capital shares)) or options to purchase any of the foregoing of or in JDN.

     Notice of redemption of the Series A Preferred Stock shall be mailed by JDN to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on the stock records of JDN. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (i) the Redemption Date; (ii) the number of shares of Series A Preferred Stock to be redeemed;
(iii) the place or places where certificates for such shares of Series A Preferred Stock are to be surrendered for cash; and (iv) the redemption price payable on such Redemption Date, including, without limitation, a statement as to whether or not accumulated, accrued and unpaid dividends will be (x) payable as part of the redemption price or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the Redemption Date, dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon and (b) if the Redemption Date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date).

     The Series A Preferred Stock will have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "-- Restrictions on Ownership and Transfer").

     Subject to applicable law and the limitation on purchases when dividends on the Series A Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of Series A Preferred Stock in the open market, by tender or by private agreement. Any shares of Series A Preferred Stock that have been reacquired in such manner will be returned to the status of authorized but unissued shares of Series A Preferred Stock.

VOTING RIGHTS

     Holders of shares of Series A Preferred Stock will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

     If and whenever dividends on any shares of Series A Preferred Stock or any series or class of Series A Parity Stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting the JDN Board of Directors shall be increased by two (if not already increased by reason of similar types of provisions with respect to shares of Series A Parity Stock of any other class or Series which is entitled to similar voting rights (the "Voting Preferred Stock")), and the holders of shares of Series A Preferred Stock, together with the holders of shares of all other Voting Preferred Stock then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional directors of JDN at any annual meeting of stockholders or at a special meeting of the holders of the Series A Preferred Stock and of the Voting Preferred Stock called for that purpose. JDN must call such special meeting upon the request of any holder of at least ten percent (10%) of any class or series of Preferred Stock so in arrears. Whenever dividends in arrears on outstanding shares of the Series A Preferred Stock and the Voting Preferred Stock shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series A Preferred Stock and of the Voting Preferred Stock to elect such additional two directors shall cease and the terms of office of such directors shall terminate and the number of directors constituting the JDN Board of Directors shall be reduced accordingly.

     The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding shares of Series A Preferred Stock and the holders of all other classes or series of Series A Parity Stock entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of or issue any shares of any class of Series A Senior Stock or any security convertible into shares of any class of Series A Senior Stock, or (ii) amend, alter or repeal any provision of, or add any provision to, the JDN Charter, including the Articles Supplementary, or the Amended and Restated Bylaws of JDN whether by merger, consolidation or otherwise (an "Event"), if such action would materially adversely affect the voting powers, rights or preferences of the holders of Series A Preferred Stock; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, as long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such voting powers, rights or preferences of the holders of Series A Preferred Stock, provided, further, that no such vote of the holders of Series A Preferred Stock shall be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Series A Senior Stock or convertible security is to be made, as the case may be, provisions are made for the redemption of all outstanding shares of Series A Preferred Stock. An amendment of the JDN Charter to authorize, create, increase the authorized amount of or issue Series A Junior Stock or any shares of any class of Series A Parity Stock shall not, by itself, be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series A Preferred Stock.

     With respect to the exercise of the above described voting rights, each share of Series A Preferred Stock shall have one (1) vote per share, except that when any other class or series of Preferred Stock shall have the right to vote with the Series A Preferred Stock as a single class, then the Series A Preferred Stock and such other class or series shall have one quarter of one (0.25) vote per $25.00 of stated Series A Liquidation Preference.

TRANSFER AGENT

     The registrar, transfer agent and dividend disbursing agent for the Series A Preferred Stock will be First Union National Bank (the "Transfer Agent").

BOOK ENTRY DELIVERY AND FORM

     The shares of Series A Preferred Stock initially will be evidenced by one or more global certificates (the "Global Preferred Securities"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of its nominee Cede & Co. ("Cede"). No person that acquires an interest in such Series A Preferred Stock will be entitled to receive a certificate representing such person's interest in such Series A Preferred Stock except as set forth herein. Unless and until definitive certificates representing Series A Preferred Stock are issued under the limited circumstances described herein, all references to actions by holders of Series A Preferred Stock issued in global form shall refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein to payments and notices to such holders shall refer to payments and notices to DTC or Cede, as the registered holder of such Series A Preferred Stock.

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act and was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants through electronic book entry, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Holders that are not Participants or Indirect Participants but that desire to purchase, sell or otherwise transfer ownership of, or other interests in, Series A Preferred Stock may do so only through Participants and Indirect Participants. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the agent designated by the Transfer Agent to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or holders. Holders will not be recognized by the Company as registered holders of the Series A Preferred Stock entitled to the benefits of the terms of the Series A Preferred Stock. Holders that are not Participants will be permitted to exercise their rights as such only indirectly through and subject to the procedures of Participants and, if applicable, Indirect Participants.

     Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect (the "Rules"), DTC will be required to make book-entry transfers of Series A Preferred Stock among Participants and to receive and transmit payments to Participants. Participants and Indirect Participants with which holders have accounts with respect to the Series A Preferred Stock similarly are required by the Rules to make book-entry transfers and receive and transmit such payments on behalf of their respective holders.

     Because DTC can act only on behalf of Participants, who in turn act only on behalf of holders or Indirect Participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a holder to pledge Series A Preferred Stock to persons or entities that do not participate in the DTC system, or otherwise to act with respect to such Series A Preferred Stock, may be limited due to the absence of physical certificates for such Series A Preferred Stock.

     DTC will take any action permitted to be taken by a registered holder of any Series A Preferred Stock under the terms of the Series A Preferred Stock only at the direction of one or more Participants to whose accounts with DTC shares of such Series A Preferred Stock are credited.

GLOBAL PREFERRED SECURITIES; CERTIFICATED SECURITIES

     Global Preferred Securities will be exchangeable for the relevant definitive certificates representing Series A Preferred Stock registered in the names of persons other than DTC or its nominee only if (i) any person having a beneficial interest in the Global Preferred Securities requests that the transfer and dividend disbursing agent exchange such beneficial interest for a definitive certificate representing Series A Preferred Stock, (ii) DTC notifies the Company that it is unwilling or unable to continue as depository for such Global Preferred Securities or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depository or (iii) the Company in its sole discretion determines that the Global Preferred Securities will be so exchangeable. Any Global Preferred Security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in such names as DTC directs.

     Upon the occurrence of any event described in the immediately preceding paragraph, DTC is generally required to notify all Participants of the availability through DTC of definitive certificates representing Series A Preferred Stock. Upon surrender by DTC of the Global Preferred Securities representing the Series A Preferred Stock and delivery of instructions for re-registration, the Transfer Agent will issue definitive certificates representing the Series A Preferred Stock, and thereafter the Company will recognize the holders of such definitive certificates as registered holders of Series A Preferred Stock entitled to the benefits of the terms of the Series A Preferred Stock.

     The Company may determine to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates representing the Series A Preferred Stock will be printed and delivered.

     Except as described above, Global Preferred Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depository appointed by the Company.

     Neither DTC nor Cede will consent or vote with respect to the Series A Preferred Stock.

     The information in this Prospectus Supplement concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     Ownership of shares of Preferred Stock by any person will be limited such that the aggregate value of all Preferred Stock (including the Series A Preferred Stock and any other Preferred Stock issued by the Company) owned directly or indirectly by such person may not exceed 8.0% either in number of shares or value of the outstanding shares of Preferred Stock (the "Ownership Limit"). The JDN Board of Directors may upon appropriate evidence waive the Ownership Limit. Further, certain transfers which may have the effect of causing JDN to lose its status as a REIT are void ab initio. See "Description of Capital Stock -- Restrictions on Ownership" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only and is not tax advice. This discussion supplements the discussion of the federal tax treatment of stockholders contained in the Company's Current Report on Form 8-K, dated January 26, 1998, and incorporated by reference into the accompanying Prospectus and does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. As used in the following summary, the terms "JDN" and the "Company" shall mean JDN Realty Corporation unless otherwise indicated. All references herein to the Code are to the Internal Revenue Code of 1986, as amended (the "Code").

     This Prospectus Supplement also does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. The federal income tax treatment of the Company is set forth in the Company's Current Report on Form 8-K, dated January 26, 1998, and incorporated by reference into the accompanying Prospectus. The discussion set forth below assumes that the Company qualifies as a REIT under the Code. If in any taxable year the Company were to fail to qualify as a REIT, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributes may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SERIES A PREFERRED STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

DIVIDENDS AND OTHER DISTRIBUTIONS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders (including holders of Series A Preferred Stock) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. Corporate stockholders will not be entitled to the dividends received deduction. For purposes of determining whether distributions on the shares are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's Preferred Stock, and then allocated to the Company's Common Stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the holder has held its shares. A taxable domestic shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such shareholder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends paid on all classes of shares for the year. Corporate holders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares, they will be included in income as capital gain assuming the shares are a capital asset in the hands of the holder.

     The Company may designate (by written notice to shareholders) its retained net capital gain (i.e., net capital gain that is not actually distributed as capital gain dividends, as described above) as undistributed capital gains in respect of a shareholder's shares. Pursuant to such a designation by the Company with respect to retained net capital gains, a taxable domestic shareholder would include its proportionate share of such gain in income as capital gain, and would be treated as having paid its proportionate share of the tax paid by the Company with respect to the gain. The taxable domestic shareholder's basis in its shares would be increased by its share of such gain and decreased by its share of such tax.

SALE OF COMPANY SHARES

     On the sale of Company shares by taxable domestic stockholders (including holders of Series A Preferred Stock), gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as described above) and (ii) the holder's adjusted basis in the shares. Such gain or loss will be capital gain or loss if the shares are held as capital assets, and will be long-term gain or loss if such shares are held for more than one year and as short-term capital gain or loss if such shares have been held for one year or less. In general, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such holder as long-term capital gain.

     The Internal Revenue Service Restructuring and Reform Act of 1998, which was signed into law on July 22, 1998, reduced the required holding period for the application of the 20% and 25% capital gain tax rates from more than 18 months to more than 12 months for sales of capital gain assets in tax years ending after December 31, 1997.

REDEMPTION OF SERIES A PREFERRED STOCK

     A redemption of Series A Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the Series A Preferred Stock. The redemption will have satisfied such tests if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's equity interest in the Company or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective purchasers are advised to consult their own tax advisors to determine such tax treatment.

     If redemption of the Series A Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the stockholder. For a discussion of the taxation of Company dividends, see "Dividends and Other Distributions." The stockholder's adjusted tax basis in the redeemed Series A Preferred Stock will be transferred to any of the holder's remaining holdings in the Company. If, however, the stockholder has no remaining holdings in the Company, such basis could be transferred to a related person or it may be lost.

     If redemption of the Series A Preferred Stock is not treated as a distribution taxable as a dividend to a particular stockholder, it will be treated, as to that stockholder, as a taxable exchange under Section 302(a) of the Code, the tax consequences of which are the same as a sale, as described above.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company will report to its domestic stockholders (including holders of Series A Preferred Stock) and to the Internal Revenue Service (the "IRS") the amount of dividends paid for each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such stockholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or
(ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding is available as a credit against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company.

STATE AND LOCAL CONSEQUENCES

     The Company and its stockholders (including holders of Series A Preferred Stock) may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Prospective purchasers should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. federal income tax considerations of the ownership and disposition of the Company's shares applicable to Non-U.S. Stockholders (including Non-U.S. holders of Series A Preferred Stock). A "Non-U.S. Stockholder" is (i) any individual who is neither a citizen nor resident of the United States, (ii) any corporation or partnership other than a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof or under the laws of the District of Columbia unless, in the case of a partnership, Treasury Regulations provide otherwise, (iii) an estate whose non-U.S. source income which is not effectively connected to a U.S. trade or business is not includable in U.S. federal gross income or (iv) a trust that is not a "U.S. Trust." A U.S. Trust is (i) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year ending after August 20, 1996, a trust if, and only if, (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons has the authority to control all substantial decisions of the trust and (ii) for all other taxable years, any trust the income of which is subject to U.S. federal income taxation regardless of its source. The discussion is based on current law and is for general information only. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. stockholder.

     The rules governing U.S. federal income taxation of the ownership and disposition of shares of Series A Preferred Stock by persons that are Non-U.S. Stockholders are complex and no attempt will be made herein to provide more than a limited summary of such rules.

     EACH PROSPECTIVE NON-U.S. STOCKHOLDER PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SERIES A PREFERRED STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

  Dividends and Other Distributions

     Ordinary Dividends. The portion of dividends received by Non-U.S. Stockholders (including Non-U.S. holders of Series A Preferred Stock) payable out of the Company's current and accumulated earnings and profits that are not attributable to capital gains of the Company and that are not effectively connected with a U.S. trade or business of the Non-U.S. Stockholders will be subject to U.S. withholding tax at the rate of 30% of the gross amount of the distribution (unless reduced by treaty or the Non-U.S. Stockholder files Form 4224 with the Company certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Non-U.S. Stockholder). For purposes of determining whether distributions on the shares are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's Preferred Stock, and then allocated to the Company's Common Stock. Under certain limited circumstances, the amount of tax withheld may be refundable, in whole or in part, because of the tax status of certain partners or beneficiaries of Non-U.S. Stockholders that are either foreign partnerships or foreign estates or trusts. In general, Non-U.S. Stockholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of shares of the Company's Stock. In cases where the dividend income from a Non-U.S. Stockholder's investment in Company shares is (or is treated as) effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to U.S. tax at graduated rates in the same manner as U.S. Stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Stockholder that is a foreign corporation).

     Under currently applicable Treasury Regulations, withholding agents are required to determine the applicable withholding rate pursuant to the appropriate tax treaty and withhold the appropriate amount. New Treasury Regulations (the "New Treasury Regulations") published in the Federal Register on October 14, 1997, which have been adopted and (as modified by a Notice published by the IRS) generally will be effective with respect to payments made after December 31, 1999, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999 will remain valid until the earlier of December 31, 2000 or the date of expiration of the certificate under rules currently in effect (unless otherwise invalidated due to changes in the circumstances of the person who is named on such certificate). The New Treasury Regulations will require Non-U.S. Stockholders to file a Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends paid after December 31, 1999. Such form will require a representation by the holder as to foreign status, the holder's name and permanent residence address, the basis for a reduced withholding rate (e.g., the relevant tax treaty) and other pertinent information, to be certified by such holder under penalties of perjury. Such information is subject to being reported to the IRS. A permanent resident address for this purpose generally is the address in the country where the person claims to be a resident for the purpose of the country's income tax. If the beneficial holder is a corporation, then the address is where the corporation maintains its principal office in its country of incorporation. The New Treasury Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Stockholder that is an entity should be treated as paid to the entity or those holding an interest in that entity. In particular, in the case of a foreign partnership, the certification requirement will generally be applied to the partners of the partnership. In addition, the New Treasury Regulations will also require the partnership to provide certain information, including a United States taxpayer identification number, and will provide look-through rules for tiered partnerships. A Non-U.S. Stockholder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS. The New Treasury Regulations contain detailed rules governing tax certifications during the transition period prior to and immediately following the effectiveness of the New Treasury Regulations. The discussion under this heading and under "Information Reporting and Backup Withholding" below is not intended to be a complete discussion of the provisions of the New Treasury Regulations, and prospective purchasers are urged to consult their tax advisors concerning the tax consequences of their acquiring, holding and disposing of the Company shares in light of the New Treasury Regulations.

     Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), any distribution made by the Company to a Non-U.S. Stockholder (including Non-U.S. holders of Series A Preferred Stock), to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Stockholder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. Such distribution may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Stockholder that is a foreign corporation. The Company will be required to withhold tax equal to 35% of the amount of such distribution to the extent it constitutes USRPI Capital Gains.

     Non-Dividend Distributions. Any distributions by the Company that exceed both current and accumulated earnings and profits of the Company will not be taxed as either ordinary dividends or capital gain dividends to the extent that they do not exceed the adjusted basis in the Non-U.S. Stockholder's Company shares, but rather will reduce the adjusted basis of such shares. If it cannot be determined at the time a distribution is made, however, whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding. Should this occur, the Non-U.S. Stockholder may seek a refund of over-withholding from the IRS once it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

  Sale of Company Shares

     The sale or exchange of Company shares by a Non-U.S. Stockholder stockholders (including Non-U.S. holders of Series A Preferred Stock) generally will not be subject to U.S. income taxation under FIRPTA, unless the shares constitute USRPIs. Such shares will not constitute USRPIs if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders. It is currently believed that the Company is a domestically controlled REIT and, therefore, the sale of Company shares will not be subject to taxation under FIRPTA. No assurance can be given that the Company will continue to be a domestically controlled REIT, or that the current belief is correct.

     If the Company does not constitute a domestically controlled REIT, a Non-U.S. Stockholder's sale or exchange of Company shares generally will still not be subject to tax under FIRPTA as a sale of USRPIs provided that (i) the shares are "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market and (ii) the selling Non-U.S. Stockholder held 5% or less of the Company's outstanding shares at all times during a specified testing period.

     If gain on the sale or exchange of Company shares were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, and the purchaser of such shares could be required to withhold 10% of the purchase price and remit such amount to the IRS. The branch profits tax would not apply to such sales or exchanges.

     Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Stockholder in two cases: (i) if the Non-U.S. Stockholders investment in Company shares is effectively connected with a U.S. trade or business conducted by such Non-U.S. Stockholder, the Non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to such gain; or (ii) if the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to 30% tax on the individual's capital gain (unless reduced or eliminated by treaty).

  Information Reporting and Backup Withholding

     The Company must report annually to the IRS and to each Non-U.S. Stockholder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-US. Stockholder resides.

     U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on Company shares to Non-U.S. Stockholders (including Non-U.S. holders of Series A Preferred Stock) at an address outside the United States. The New Treasury Regulations would similarly require a Non-U.S. Stockholder to provide the Form W-8 previously referred to in order for dividends paid after December 31, 1999 to be exempt from backup withholding and information reporting.

     The payment of the proceeds from the disposition of Company shares to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Stockholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of such shares to or through a non-U.S. office of a Non-U.S. office of a broker which is (i) a U.S. person, (ii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for certain periods is derived from a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the holder is a Non-U.S. Stockholder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the holder otherwise establishes an exemption. Under the New Treasury Regulations, a payment of the proceeds from the disposition of Company shares to or through such broker will be subject to backup withholding if such broker has actual knowledge that the holder is a U.S. person.

     Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Stockholder's U.S. federal income tax liability, provided that required information is furnished to the IRS. Generally, the New Treasury Regulations do not significantly alter the substantive backup withholding and information reporting requirements described above.

                                  UNDERWRITING

     Pursuant to the terms and subject to the conditions of a terms agreement (the "Terms Agreement"), the Company has agreed to sell to the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company, the number of shares of Series A Preferred Stock set forth opposite their respective names below. The Terms Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Series A Preferred Stock if any are purchased.

                                                              NUMBER OF SHARES
                                                                OF SERIES A
UNDERWRITERS                                                  PREFERRED STOCK
------------                                                  ----------------
A.G. Edwards & Sons, Inc....................................       845,000
J.C. Bradford & Co., LLC....................................       327,500
Interstate/Johnson Lane Corporation.........................       327,500
Stifel, Nicolaus & Company, Incorporated....................       500,000
                                                                 ---------
          Total.............................................     2,000,000
                                                                 =========

     The Underwriters have advised the Company that the Underwriters propose initially to offer the Series A Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.25 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 300,000 additional shares of Series A Preferred Stock at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Series A Preferred Stock to be purchased by it shown in the foregoing table bears to the 2,000,000 shares of Series A Preferred Stock offered hereby.

     The Company has agreed not to offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any Series A Preferred Stock or any securities convertible or exercisable or exchangeable for any Series A Preferred Stock or other securities of the Company which are substantially similar to the Series A Preferred Stock, for a period of 30 days from the date of this Prospectus Supplement, in each case without the prior written consent of A.G. Edwards & Sons, Inc., on behalf of the Underwriters, subject to certain limited exceptions. A.G. Edwards & Sons, Inc. may, at any time and without notice, waive the foregoing lock-up agreement.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Series A Preferred Stock is a new issue of securities with no established trading market. Application will be made to list the Series A Preferred Stock on the NYSE under the symbol "JDNPrA." Trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series A Preferred Stock, however, and may cease market making activities, if commenced, at any time.

     Until the distribution of the Series A Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Series A Preferred Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Series A Preferred Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Stock.

     If the Underwriters create a short position in the Series A Preferred Stock in connection with the offering, i.e., they sell more shares of Series A Preferred Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing shares of Series A Preferred Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Series A Preferred Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Series A Preferred Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series A Preferred Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discounted without notice.

     Certain of the Underwriters and their affiliates, from time to time, have provided investment banking and financial advisory services to the Company, for which customary compensation has been received, and may continue to perform such services in the future.

                                    EXPERTS

     The consolidated financial statements and schedules of JDN Realty Corporation included in JDN Realty Corporation's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby, as well as certain legal matters relating to the Company, will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C. Waller Lansden Dortch & Davis, A Professional Limited Liability Company, will rely on the opinion of Brown & Wood LLP, Washington, D.C., as to certain matters of Maryland law.

PROSPECTUS

                             JDN REALTY CORPORATION

                                  $600,000,000
    COMMON STOCK, COMMON STOCK WARRANTS, PREFERRED STOCK AND DEBT SECURITIES

     JDN Realty Corporation (the "Company") operates as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, and may from time to time offer in one or more series (i) shares of common stock, par value $.01 per share (the "Common Stock"), (ii) warrants to purchase Common Stock (the "Common Stock Warrants"), (iii) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), or (iv) debt securities (the "Debt Securities"), with an aggregate public offering price of up to $600,000,000 (or the equivalent thereof in foreign currencies or currency units) in amounts, at prices and on terms to be determined at the time of any such offering. The Company may offer the Common Stock, Common Stock Warrants, Preferred Stock, and Debt Securities (collectively, the "Securities") from time to time, separately or together, in separate series, in amounts, at prices and on terms to be set forth in supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, the specific number of shares and issuance price per share; (ii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability; (iii) in the case of Preferred Stock, the specific number of shares, designation, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency of denomination and payment, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for any sinking fund payments, terms for conversion into Common Stock, Preferred Stock or Debt Securities of another series, and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a REIT for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered by the Company directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                             ---------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 30, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock is listed on the NYSE and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have previously been filed by the Company with the Commission under the Exchange Act (File No. 1-12844) are incorporated herein by reference:

          (a) Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) Quarterly Report on Form 10-Q for the quarter ended March 31,
     1997;

          (b) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

          (c) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;

          (d) Current Report on Form 8-K, dated March 3, 1997;

          (e) Current Report on Form 8-K, dated March 12, 1997;

          (f) Current Report on Form 8-K, dated March 25, 1997;

          (g) Current Report on Form 8-K, dated May 30, 1997;

          (h) Current Report on Form 8-K, dated August 1, 1997;

          (i) Current Report on Form 8-K, dated September 26, 1997;

          (j) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company's fiscal year ended December 31, 1996; and

          (k) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on February 23, 1994, and the information therein incorporated by reference contained in the Company's Registration Statement on Form S-11 (File No. 33-73710).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company, at 3340 Peachtree Road, Suite 1530, Atlanta, Georgia 30326, Attention: Investor Relations, (404) 262-3252.

     Unless the context otherwise requires, as used herein the terms "Company" or "JDN" include JDN Realty Corporation, its predecessor, JDN Development Company, Inc., subsidiaries of JDN Realty Corporation and JDN Development Company, Inc., and joint ventures (including limited liability companies) in which JDN Realty Corporation, JDN Development Company, Inc. or their subsidiaries own an interest.

                                  THE COMPANY

     JDN Realty Corporation (the "Company"), which began operations in 1978, is a real estate development company operating as a REIT and specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of September 30, 1997, the Company owned and operated, either directly or through affiliated entities or joint ventures, 61 shopping center properties containing approximately 7.3 million square feet of gross leasable area, located in eleven states, primarily in the Southeast.

     The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company credits much of its success to its strong relationships with national, regional and local tenants which it has developed during its years of operations. The Company continuously works to improve existing tenant relationships and to develop new tenant relationships.

     The Company's business objective is to increase its funds from operations by (i) development of new shopping centers anchored by strong retail tenants with high credit quality, (ii) redevelopment and expansion of its existing properties, (iii) effective leasing and management of its properties and ground leasing of adjacent outparcels, and (iv) acquisition of existing shopping centers. The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement accompanying this Prospectus, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include the development, redevelopment and acquisition of shopping center properties as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio and the repayment of outstanding indebtedness.

     Pending such uses, net proceeds of any offering of Securities will be invested in short-term, investment grade instruments, interest-bearing bank accounts or certificates of deposit, consistent with the Company's qualification as a REIT, the Company's Charter, as amended (the "Charter") and the Company's agreements with its lenders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the years indicated:

                                    NINE MONTHS
                                       ENDED
                                   SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                   --------------    ------------------------------------
                                   1997     1996     1996    1995    1994    1993    1992
                                   -----    -----    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed
  Charges........................  2.81x    2.28x    2.29x   1.90x   1.64x    *       *

---------------

* Prior to completion of the Company's initial public offering of its common stock on March 29, 1994, the Company and its predecessor businesses were privately held and operated in a manner to minimize net taxable income and to fund any operating cash flow deficits through the sale of shopping center properties. As a result, although the Company historically generated positive cash flow, it had net losses for the years ended December 31, 1993 and 1992. Consequently, the computation of the ratio of earnings to fixed charges for such years indicates that earnings were inadequate to cover fixed charges by approximately $1.2 million and $1.8 million for the years ended December 31, 1993 and 1992, respectively.

     For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income tax benefits, net gain (loss) on real estate sales, extraordinary items and cumulative effect of changes in accounting principles. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of deferred debt costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to fixed charges and Preferred Stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue an aggregate of 170,000,000 shares of capital stock, which includes 150,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock. On the date hereof, 15,493,501 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code in any taxable year,
(i) not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly (after application of certain complex attribution rules), by five or fewer individuals (as defined in the Code) at any time during the last half of its taxable year, and (ii) its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In order to ensure that requirement (i) above is satisfied, the Board of Directors shall refuse to transfer shares of the Common Stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 8% either in number or value of the outstanding Common Stock and to transfer shares of Preferred Stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 8% either in number or value.

     In connection with the foregoing, if the Board of Directors shall, at any time and in good faith, believe that direct or indirect ownership (as determined under applicable federal tax attribution rules) of at least 8% or more either in number or value of the outstanding capital stock has or may become concentrated in the hands of one beneficial owner (other than the Nichols, their family and certain affiliates), the Board of Directors shall refuse to transfer or issue capital stock to a person whose acquisition of such capital stock would cause a beneficial holder to hold in excess of 8% in value of the outstanding capital stock, subject to certain exceptions specified in the Charter. Further, any transfer of capital stock that would create a beneficial owner of more than 8% of the outstanding capital stock (other than to the Nichols, their family and certain affiliates, and certain exceptions specified in the Charter) shall be deemed void and the intended transferee shall be deemed never to have had an interest therein. As of December 31, 1996, the Nichols, members of their family and certain affiliates beneficially owned in excess of 8% in value of the outstanding Common Stock of the Company and may continue to do so. The Nichols, members of their family and certain affiliates may acquire additional shares of Common Stock but not such that any five individuals (as defined in the Code), taking into account the 8% limit, would beneficially own more than 49.9% of the Company's outstanding Common Stock.

     The Board of Directors is entitled to waive the ownership limit with respect to a particular stockholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the stockholder with respect to preserving the REIT status of the Company.

     If at any time there is a transfer in violation of such restrictions, those shares of outstanding capital stock in excess of 8% either in number or value of the Company's outstanding Common Stock, and those shares of outstanding Preferred Stock in excess of 8% either in number or value of the Company's outstanding Preferred Stock, subject to the foregoing exceptions ("Excess Shares"), shall be deemed to have been transferred to the Company, as trustee for the benefit of such persons to whom the Excess Shares are later transferred. Subject to the Company's right to purchase the Excess Shares, the interest in the trust representing the Excess Shares shall be freely transferable by the intended transferee at a price that does not exceed the price paid by the intended transferee for the Excess Shares. Excess Shares shall have no voting rights, and shall not be considered for the purpose of any shareholder vote or determining a quorum, but shall continue to be reflected as issued and outstanding stock. No dividends shall be paid with respect to Excess Shares. The Company shall have the right to purchase Excess Shares for the lesser of the amount paid by the intended transferee for the Excess Shares or the market price. The market price for any capital stock so purchased, shall be equal to the fair market value of such Excess Shares reflected in (i) the closing sales price for the capital stock, if then listed on only one national securities exchange, or (ii) the average closing sales price of such capital stock if then listed on more than one national securities exchange, or (iii) if the capital stock is not then listed on a national securities exchange, the latest bid quotation for the capital stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by the Company. If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such capital stock as determined by the Board of Directors in good faith.

     All persons who own a specified percentage (or more) of the outstanding capital stock of the Company must file a certificate with the Company containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between one-half of one percent and five percent, depending on the number of record holders of stock. In addition, each stockholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect, and constructive ownership of shares of stock of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

BUSINESS COMBINATIONS

     Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Shareholder") must be:
(a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Shareholder with whom the business combination is to be effected, unless, among other things, the corporation's holders of capital stock receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for his shares. In addition, an Interested Shareholder or affiliate thereof may not engage in a business combination with the corporation for a period of five years following the most recent date the person became an Interested Shareholder. These provisions of Maryland law do not apply, however, to business combinations that are approved by the board of directors of a Maryland corporation prior to a person's becoming an Interested Shareholder.

CONTROL SHARE ACQUISITIONS

     The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of all the corporation's shares entitled to vote on the matter, excluding all interested shares. "Control shares" are shares which, if aggregated with all other shares owned by the person or in respect of which that person is entitled to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of the outstanding shares entitled to vote. Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained the required shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition and who has undertaken to reimburse certain expenses of the corporation and has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

     Subject to certain conditions and limitations, if the voting rights of the control shares were considered and not approved, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition by the acquirer or as of the date of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, prior to the control share acquisition all other shareholders may exercise appraisal rights, unless the charter or bylaws of the corporation provide otherwise. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to the acquisitions approved or exempted by the charter or bylaws of the corporation prior to a control share acquisition.

     The limitation on ownership of the Company's Stock set forth in the Charter, as well as the provisions of Maryland law described above, could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

                          DESCRIPTION OF COMMON STOCK

     The Company is authorized to issue 150,000,000 shares of Common Stock. On the date hereof, 15,493,501 shares of Common Stock were outstanding, held by approximately 416 record holders.

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of the Company or upon the exercise of Common Stock Warrants issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter.

     Holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may declare out of funds legally available for the payment of dividends. Upon issuance, the shares of Common Stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock are entitled to share ratably in any of the Company's assets remaining after the satisfaction of all obligations and liabilities of the Company and after required distributions to holders of Preferred Stock, if any. Each share is entitled to one vote on all matters voted upon by the holders of Common Stock. Holders of shares of Common Stock have no cumulative voting rights.

EXCHANGE LISTING

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol JDN.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Company initially reserved 500,000 shares of Common Stock for issuance under its Dividend Reinvestment and Stock Purchase Plan (the "Plan") to provide record owners of the Company's Common Stock with a method of investing dividends and other distributions paid in cash in additional shares of the Company's Common Stock. The Company may issue original issue shares under the Plan or, from time to time, direct First Union National Bank of North Carolina, as the Company's agent under the Plan, to repurchase shares of the Company's Common Stock in the open market for sale under the Plan. To the extent shares of Common Stock purchased under the Plan are purchased from the Company, the Company will receive additional funds to be used for its general corporate purposes. On the date hereof, 492,775 shares of Common Stock are reserved for issuance under this plan.

EMPLOYEE STOCK PURCHASE PLAN

     The Company initially reserved 100,000 shares of Common Stock for issuance under the JDN Corporation 1995 Employee Stock Purchase Plan, which provides an opportunity for eligible employees of JDN Realty Corporation and its subsidiaries to acquire an interest in the Company through acquisitions of shares of the Company's Common Stock at a discount. The proceeds of shares purchased under this plan will be used for the Company's general corporate purposes. On the date hereof, 99,168 shares of Common Stock are reserved for issuance under this plan.

RESTRICTIONS ON OWNERSHIP

     The Common Stock is subject to certain restrictions on ownership described above under "Description of Capital Stock -- Restrictions on Ownership".

TRANSFER AGENT

     The transfer agent and registrar for the Company's Common Stock is First Union National Bank of North Carolina ("First Union").

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Securities offered pursuant to any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common

Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent, if engaged, will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants; (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with such offered Securities; (6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any;
(11) a discussion of certain federal income tax considerations relevant to a holder of such Common Stock Warrants; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants. Additionally, the section captioned "Description of Capital Stock" includes a description of certain restrictions on transfer of the Common Stock.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of Preferred Stock, par value $.01 per share, none of which were outstanding on the date hereof.

     The following description of the Preferred Stock sets forth certain anticipated general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock (which terms may be different than those stated below) will be described in the Prospectus Supplement to which such series relates. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the applicable Prospectus Supplement and Charter (including the amendment describing the designations, rights, and preferences of each series of Preferred Stock) and Bylaws.

     Subject to limitations prescribed by Maryland law and the Charter, the Company's Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or the duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including: (1) the title and stated value of such Preferred Stock; (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred

Stock; (3) the dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (4) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;
(6) the provision for a sinking fund, if any, for such Preferred Stock; (7) the provisions for redemption, if applicable, of such Preferred Stock; (8) any listing of such Preferred Stock on any securities exchange; (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (10) a discussion of certain federal income tax considerations relevant to a holder of such Preferred Stock; (11) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (12) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (13) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT and (14) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity and debt securities which are specifically designated as ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

DIVIDENDS

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, if any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend Preferred Stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Until required dividends are paid, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of Preferred Stock of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of the Preferred Stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in the issuance of any Excess Shares.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of Common Stock, or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Any series of Preferred Stock may provide that, so long as any shares of such series of Preferred Stock remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in the Company's capitalization, amendments to the Charter, and mergers and dispositions.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred

Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     The provisions of a series of Preferred Stock may provide for additional rights, remedies, and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable Prospectus Supplement.

     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote upon a proposed amendment to the Charter, whether or not entitled to vote thereon by the Charter, if the amendment would alter the contract rights, as set forth in the Charter, of their shares of stock.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     The Preferred Stock is subject to certain restrictions on ownership described above under "Description of Capital Stock -- Restrictions on Ownership".

                         DESCRIPTION OF DEBT SECURITIES

     The Company may issue Debt Securities under one or more trust indentures (each an "Indenture") to be executed by the Company and one or more trustees (each a "Trustee") meeting the requirements of a trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The Indentures will be qualified under the TIA.

     The following description sets forth certain anticipated general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the following description. Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Debt Securities will be direct obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt (as defined in the applicable Indenture) of the Company. Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a Trustee.

     Except as set forth in the applicable Indenture and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture. All

Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Prospectus Supplement relating to any series of Debt Securities being offered will contain the applicable terms thereof, including, for example:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

          (4) if convertible, any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock into which such Debt Securities are convertible;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the Indenture;

          (14) any provisions for collateral security for repayment of such Debt Securities;

          (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

          (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (17) the applicability, if any, of defeasance and covenant defeasance provisions of the applicable Indenture;

          (18) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (19) whether and under what circumstances the Company will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

          (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth in the applicable Indenture, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

MERGER, CONSOLIDATION OR SALE

     It is expected that the Indenture will provide that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either the Company shall be the continuing corporation, or the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

COVENANTS

     The Indenture will contain covenants requiring the Company to take certain actions and prohibiting the Company from taking certain actions. The covenants with respect to any series of Debt Securities will be described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture will describe specific "Events of Default" with respect to any series of Debt Securities issued thereunder. Such "Events of Default" are likely to include (with grace and cure periods): (i) default in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any required sinking fund payment for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable Indenture; (v) default in the payment of specified amounts of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled and (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property.

     If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% of the principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amounts may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture. Each Indenture also will provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may
be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     Each Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of a Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     It is anticipated that modifications and amendments of an Indenture may be made by the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each series of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without a consent of each holder of such Debt Securities affected thereby: (1) change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such Debt Security; (2) reduce the principal amount of (or premium, if any) or the interest, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (3) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the above-stated percentage of holders of Debt Securities necessary to modify or amend the Indenture; or (6) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. A record date may be set for any act of the holders with respect to consenting to any amendment.

     The holders of not less than a majority in principal amount of outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture.

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series to take permitted action.

REDEMPTION OF SECURITIES

     The Indenture will provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, for certain reasons intended to protect the Company's status as a REIT. Debt Securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Debt Securities will be to receive payment of the Redemption Price.

CONVERSION OF SECURITIES

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Securities. No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default in Senior Securities exists that permits the Holders of such Senior Securities to accelerate their maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Securities are paid in full and until the Subordinated Securities are paid in full, Holders of Subordinated Securities will be subrogated to the right of Holders of Senior Securities to the extent that distributions otherwise payable to Holders of Subordinated Securities have been applied to the payment of Senior Securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of Subordinated Securities. If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Securities outstanding as of the end of the Company's most recent fiscal quarter.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities through underwriters for public offer and sale by them, and also may sell Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriters or agents in connection with an offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Delayed delivery contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by delayed delivery contracts.

                                    EXPERTS

     The consolidated financial statements and schedules of JDN Realty Corporation included in JDN Realty Corporation's Annual Report (Form 10-K) for the year ended December 31, 1996 and the statements of revenue and certain expenses of The Junction Shopping Center for the period from March 25, 1996 (date of commencement of operations) to December 31, 1996, the River Hills Shopping Center for the period from September 13, 1996 (date of commencement of operations) to December 31, 1996, the Midway Plaza Shopping Center for the period from November 2, 1995 (date of commencement of operations) to December 31, 1995 and the year ended December 31, 1996, and the Bermuda Square Shopping Center for the year ended December 31, 1996, respectively, included in the Current Report on Form 8-K of JDN Realty Corporation dated September 26, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements, schedules and statements of revenue and certain expenses are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Forward-Looking Statements............   S-2
The Company...........................   S-3
Recent Developments...................   S-9
The Offering..........................  S-10
Use of Proceeds.......................  S-11
Description of Series A Preferred
  Stock...............................  S-11
Certain Federal Income Tax
  Considerations......................  S-18
Underwriting..........................  S-24
Experts...............................  S-25
Legal Matters.........................  S-25
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     4
Description of Capital Stock..........     4
Description of Common Stock...........     6
Description of Common Stock
  Warrants............................     7
Description of Preferred Stock........     8
Description of Debt Securities........    12
Plan of Distribution..................    17
Experts...............................    18
Legal Matters.........................    18

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                                2,000,000 SHARES

                                   (JDN LOGO)

                             JDN REALTY CORPORATION

                                9 3/8% SERIES A
                     CUMULATIVE REDEEMABLE PREFERRED STOCK
                            (LIQUIDATION PREFERENCE
                               $25.00 PER SHARE)
                  -------------------------------------------

                             PROSPECTUS SUPPLEMENT
                  -------------------------------------------
                           A.G. EDWARDS & SONS, INC.

                              J.C. BRADFORD & CO.

                            INTERSTATE/JOHNSON LANE
                                  CORPORATION

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED
                               SEPTEMBER 10, 1998

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